UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. __)*

WSP Holdings Limited
(Name of Issuer)
Ordinary Shares, Par Value $0.001 Per Share American Depositary Shares, evidenced by American Depositary Receipts each representing two Ordinary Shares
(Title of Class of Securities)
G98108 106
(CUSIP Number)

Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 27 Pages)

CUSIP No. G98108 106	Page 2 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Asia Principal Opportunities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 6,544,000 ordinary shares SHARED VOTING POWER None SOLE DISPOSITIVE POWER 6,544,000 ordinary shares SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,544,000 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.37%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G98108 106	Page 3 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Asia Principal Opportunities Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 6,544,000 ordinary shares* SHARED VOTING POWER None SOLE DISPOSITIVE POWER 6,544,000 ordinary shares* SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,544,000 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.37%
14	TYPE OF REPORTING PERSON PN

*           Solely in its capacity as the general partner of OCM Asia Principal Opportunities Fund, L.P.

CUSIP No. G98108 106	Page 4 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Asia Principal Opportunities Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 6,544,000 ordinary shares* SHARED VOTING POWER None SOLE DISPOSITIVE POWER 6,544,000 ordinary shares* SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,544,000 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.37%
14	TYPE OF REPORTING PERSON CO

*           Solely in its capacity as the general partner of OCM Asia Principal Opportunities Fund GP, L.P.

CUSIP No. G98108 106	Page 5 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 6,544,000 ordinary shares* SHARED VOTING POWER None SOLE DISPOSITIVE POWER 6,544,000 ordinary shares* SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,544,000 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.37%
14	TYPE OF REPORTING PERSON PN

*           Solely in its capacity as the general partner of OCM Asia Principal Opportunities Fund GP Ltd.

CUSIP No. G98108 106	Page 6 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 6,544,000 ordinary shares* SHARED VOTING POWER None SOLE DISPOSITIVE POWER 6,544,000 ordinary shares* SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,544,000 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.37%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. G98108 106	Page 7 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 6,544,000 ordinary shares* SHARED VOTING POWER None SOLE DISPOSITIVE POWER 6,544,000 ordinary shares* SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,544,000 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.37%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. G98108 106	Page 8 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 6,544,000 ordinary shares* SHARED VOTING POWER None SOLE DISPOSITIVE POWER 6,544,000 ordinary shares* SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,544,000 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.37%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of OCM Holdings I, LLC

CUSIP No. G98108 106	Page 9 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 6,544,000 ordinary shares* SHARED VOTING POWER None SOLE DISPOSITIVE POWER 6,544,000 ordinary shares* SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,544,000 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.37%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of Oaktree Holdings, LLC

CUSIP No. G98108 106	Page 10 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 6,544,000 ordinary shares* SHARED VOTING POWER None SOLE DISPOSITIVE POWER 6,544,000 ordinary shares* SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,544,000 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.37%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the general partner of Oaktree Capital Group, LLC.

CUSIP No. G98108 106	Page 11 of 27 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 6,544,000 ordinary shares* SHARED VOTING POWER None SOLE DISPOSITIVE POWER 6,544,000 ordinary shares* SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,544,000 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.37%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

CUSIP No. G98108 106	Page 12 of 27 Pages

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the ordinary shares, par value $ 0.0001 per share (“Common Stock”), of WSP Holdings Limited, a holding company incorporated in the Cayman Islands (the “Issuer”). The address of the principal executive office of the Issuer is No. 38 Zhujiang Road, Xinqu, Wuxi, Jiangsu Province, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)-(c) & (f)

This Schedule 13D is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 1, by:

(1)       OCM Asia Principal Opportunities Fund, L.P., a Cayman Islands exempted limited partnership (the “Oaktree Fund”), whose principal business is to invest in companies in Asia and the Pacific region;

(2)       OCM Asia Principal Opportunities Fund GP, L.P., a Cayman Islands exempted limited partnership (the “Fund GP”), whose principal business is to serve as, and perform the functions of, the general partner of the Oaktree Fund;

(3)       OCM Asia Principal Opportunities Fund GP Ltd., a Cayman Islands exempted company (“Cayman Ltd.”), whose principal business is to serve as, and perform the functions of, the general partner of the Fund GP;

(4)       Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

(5)       Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I and to hold limited partnership interests in GP I;

(6)       OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I;

(7)       Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I;

CUSIP No. G98108 106	Page 13 of 27 Pages

SCHEDULE 13D

(8)       Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts;

(9)       Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”), whose principal business is to hold voting interests in OCG and other interests in each of the general partner and investment adviser of certain investment funds and separately managed accounts; and

(10)     Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP” and together with Oaktree Fund, the Fund GP, Cayman Ltd., GP I, Capital I, Holdings I, Holdings, OCG and OCGH, collectively, the “Reporting Persons”, and each individually, a “Reporting Person”), whose principal business is to serve as, and perform the functions of, the general partner of OCGH.

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)-(e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons, except as set forth in Annex A, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Oaktree Fund purchased the Common Stock of the Issuer described herein through a subscription in connection with the Issuer’s initial public offering and open market purchases, all of which were funded through Oaktree Fund’s available capital.

ITEM 4.	PURPOSE OF TRANSACTION.

The shares of the Issuer’s Common Stock described herein were acquired for investment purposes and for the purposes described below.

CUSIP No. G98108 106	Page 14 of 27 Pages

SCHEDULE 13D

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the Oaktree Fund or by other affiliated investment funds and accounts or whether the Oaktree Fund or any such other affiliated investment funds and accounts will dispose of shares of the Issuer’s Common Stock. At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

The Oaktree Fund directly holds the Issuer’s Common Stock and has sole power to vote and dispose of the Issuer's Common Stock.

The Fund GP, in its capacity as the general partner of the Oaktree Fund, has the ability to direct the management of the Oaktree Fund’s business, including the power to vote and dispose of securities held by the Oaktree Fund; therefore, the Fund GP may be deemed to beneficially own the shares of Common Stock of the Issuer held by the Oaktree Fund.

Cayman Ltd., in its capacity as the general partner of the Fund GP, has the ability to direct the management of the Fund GP’s business, including the power to direct the decisions of the Fund GP regarding the vote and disposition of securities held by the Oaktree Fund; therefore, Cayman Ltd. may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Fund.

GP I, in its capacity as the sole shareholder of Cayman Ltd., has the ability to appoint and remove directors of Cayman Ltd. and, as such, may indirectly control the decisions of Cayman Ltd. regarding the vote and disposition of securities held by the Oaktree Fund; therefore, GP I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Fund.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by the Oaktree Fund; therefore,

CUSIP No. G98108 106	Page 15 of 27 Pages

SCHEDULE 13D

Capital I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Fund.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by the Oaktree Fund; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Fund.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by the Oaktree Fund; therefore, Holdings may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Fund.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by the Oaktree Fund; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Fund.

OCGH, in its capacity as the majority holder of the voting units of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by the Oaktree Fund; therefore, OCGH may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Fund.

OCGH GP, in its capacity as the managing member of OCGH, has the ability to direct the management of OCGH’s business, including the power to direct the decisions of OCGH regarding the vote and disposition of securities held by the Oaktree Fund; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by the Oaktree Fund.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than the Oaktree Fund, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than the Oaktree Fund.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Persons status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of

CUSIP No. G98108 106	Page 16 of 27 Pages

SCHEDULE 13D

Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c) Except for the transactions described herein and as set forth below, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days. The following purchases took place in the open market.

Purchaser	Date of Purchase	Number of Shares Purchased	Price Per Share
Oaktree Fund	11/18/2008	600,000	$ 4.63
Oaktree Fund	11/19/2008	50,000	$ 4.35
Oaktree Fund	11/21/2008	1,250,000	$ 4.00
Oaktree Fund	12/02/2008	69,400	$ 3.8502

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

Fund GP, as the general partner of the Oaktree Fund, has a carried interest in the Oaktree Fund.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Oaktree Fund.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1-	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. G98108 106	Page 17 of 27 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2008

OCM Asia Principal Opportunities Fund, L.P.
By:	OCM Asia Principal Opportunities Fund GP, L.P. Its: General Partner
By:	OCM Asia Principal Opportunities Fund GP Ltd. Its: General Partner
By:	Oaktree Capital Management, L.P. Its: Director
By:	/s/ Todd Molz
Name: Todd Molz Title: Managing Director General Counsel
By:	/s/ Emily Alexander
Name: Emily Alexander Title: Senior Vice President, Legal

OCM Asia Principal Opportunities Fund GP, L.P.
By:	OCM Asia Principal Opportunities Fund GP Ltd. Its: General Partner
By:	Oaktree Capital Management, L.P. Its: Director
By:	/s/ Todd Molz
Name: Todd Molz Title: Managing Director General Counsel
By:	/s/ Emily Alexander
Name: Emily Alexander Title: Senior Vice President, Legal

CUSIP No. G98108 106	Page 18 of 27 Pages

SCHEDULE 13D

OCM Asia Principal Opportunities Fund GP Ltd.
By:	Oaktree Capital Management, L.P. Its: Director
By:	/s/ Todd Molz
Name: Todd Molz Title: Managing Director General Counsel
By:	/s/ Emily Alexander
Name: Emily Alexander Title: Senior Vice President, Legal

OAKTREE FUND GP I, L.P.
By:	/s/ Todd Molz
Name: Todd Molz Title: Authorized Signatory
By:	/s/ Emily Alexander
Name: Emily Alexander Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.
By:	OCM Holdings I, LLC Its: General Partner
By:	/s/ Todd Molz
Name: Todd Molz Title: Vice President and Secretary
By:	/s/ Emily Alexander
Name: Emily Alexander Title: Vice President and Assistant Secretary

OCM HOLDINGS I, LLC
By:	/s/ Todd Molz
Name: Todd Molz Title: Vice President and Secretary
By:	/s/ Emily Alexander
Name: Emily Alexander Title: Vice President and Assistant Secretary

CUSIP No. G98108 106	Page 19 of 27 Pages

SCHEDULE 13D

OAKTREE HOLDINGS, LLC
By:	Oaktree Capital Group, LLC Its: Managing Member
By:	/s/ Todd Molz
Name: Todd Molz Title: Senior Vice President and Secretary
By:	/s/ Emily Alexander
Name: Emily Alexander Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP, LLC
By:	/s/ Todd Molz
Name: Todd Molz Title: Senior Vice President and Secretary
By:	/s/ Emily Alexander
Name: Emily Alexander Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS, L.P.
By:	Oaktree Capital Group Holdings GP, LLC Its: General Partner
By:	/s/ Todd Molz
Name: Todd Molz Title: Managing Director General Counsel
By:	/s/ Emily Alexander
Name: Emily Alexander Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC
By:	/s/ Todd Molz
Name: Todd Molz Title: Managing Director General Counsel
By:	/s/ Emily Alexander
Name: Emily Alexander Title: Senior Vice President

CUSIP No. G98108 106	Page 20 of 27 Pages

SCHEDULE 13D

ANNEX A

Oaktree Capital Group Holdings GP, LLC

The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation
Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.
John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.
David M. Kirchheimer

Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
D. Richard Masson	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

CUSIP No. G98108 106	Page 21 of 27 Pages

SCHEDULE 13D

Oaktree Capital Group Holdings, L.P.

The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC. There are no executive officers and directors appointed at Oaktree Capital Group Holdings, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.
John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.
David M. Kirchheimer

Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
D. Richard Masson	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

CUSIP No. G98108 106	Page 22 of 27 Pages

SCHEDULE 13D

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Robert E. Denham	Outside Director of Oaktree Capital Group, LLC. Mr. Denham is currently a partner in the law firm of Munger, Tolles & Olson LLP.
Wayne G. Pierson	Outside Director of Oaktree Capital Group, LLC. Mr. Pierson is currently the Chief Financial Officer and Treasurer of Meyer Memorial Trust.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC. There are no executive officers and directors appointed at Oaktree Holdings, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC. The name and principal occupation of each of the executive officers of OCM Holdings I, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

Oaktree Capital I, L.P.

OCM Holdings I, LLC is the general partner of Oaktree Capital I, L.P. The name and principal occupation of each of the executive officers of Oaktree Capital I, L.P. are listed below.

CUSIP No. G98108 106	Page 23 of 27 Pages

SCHEDULE 13D

Name	Principal Occupation
Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.
John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.
David M. Kirchheimer

Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Oaktree Fund GP I, L.P.

Oaktree Capital I, L.P. is the general partner of Oaktree Fund GP I, L.P. There are no executive officers or directors appointed at Oaktree Fund GP I, L.P.

OCM Asia Principal Opportunities Fund GP Ltd.

Oaktree Fund GP I, L.P. is the sole shareholder of OCM Asia Principal Opportunities Fund GP Ltd., which is a Cayman Islands exempted company. Oaktree Capital Management, L.P. (“Oaktree”) is the sole director of OCM Asia Principal Opportunities Fund GP Ltd. In May 2005, the U.S. Securities and Exchange Commission (the “SEC”) accepted Oaktree’s offer to resolve an investigation into four alleged violations by Oaktree’s emerging markets fund of an SEC trading rule, Rule 105 of Regulation M, which prohibits the use of stock acquired in a public offering to cover a short position entered into in the five business days before the offering.  Oaktree cooperated immediately and fully with the SEC’s inquiry into this matter and readily agreed to enter into a cease-and-desist order requiring Oaktree to (a) implement written compliance policies and procedures reasonably designed to prevent violations of Regulation M, review those policies and procedures annually and require the chief compliance officer to administer these policies and procedures; (b) pay disgorgement and prejudgment interest of $175,928; and (c) pay a civil money penalty in the amount of $169,773.  In accepting Oaktree’s offer of settlement, the SEC took specific note of the “remedial acts promptly

CUSIP No. G98108 106	Page 24 of 27 Pages

SCHEDULE 13D

undertaken by Oaktree and cooperation afforded the Commission staff.”  Oaktree has updated its firm compliance manual to ensure that it addresses the requirements of Rule 105 of Regulation M and outlines the policies and procedures Oaktree has designed to reasonably prevent further violations.

OCM Asia Principal Opportunities Fund GP, L.P.

OCM Asia Principal Opportunities Fund GP Ltd. is the general partner of OCM Asia Principal Opportunities Fund GP, L.P. There are no executive officers or directors appointed at OCM Asia Principal Opportunities Fund GP, L.P.

OCM Asia Principal Opportunities Fund, L.P.

OCM Asia Principal Opportunities Fund GP, L.P. is the general partner of OCM Asia Principal Opportunities Fund, L.P. There are no executive officers or directors appointed at OCM Asia Principal Opportunities Fund, L.P.

CUSIP No. G98108 106	Page 25 of 27 Pages

SCHEDULE 13D

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: December 4, 2008

OCM Asia Principal Opportunities Fund, L.P.
By:	OCM Asia Principal Opportunities Fund GP, L.P. Its: General Partner
By:	OCM Asia Principal Opportunities Fund GP Ltd. Its: General Partner
By:	Oaktree Capital Management, L.P. Its: Director
By:	/s/ Todd Molz
Name: Todd Molz Title: Managing Director General Counsel
By:	/s/ Emily Alexander
Name: Emily Alexander Title: Senior Vice President, Legal

OCM Asia Principal Opportunities Fund GP, L.P.
By:	OCM Asia Principal Opportunities Fund GP Ltd. Its: General Partner
By:	Oaktree Capital Management, L.P. Its: Director
By:	/s/ Todd Molz
Name: Todd Molz Title: Managing Director General Counsel

By:	/s/ Emily Alexander
Name: Emily Alexander Title: Senior Vice President, Legal

CUSIP No. G98108 106	Page 26 of 27 Pages

SCHEDULE 13D

OCM Asia Principal Opportunities Fund GP Ltd.
By:	Oaktree Capital Management, L.P. Its: Director
By:	/s/ Todd Molz
Name: Todd Molz Title: Managing Director General Counsel
By:	/s/ Emily Alexander
Name: Emily Alexander Title: Senior Vice President, Legal

OAKTREE FUND GP I, L.P.
By:	/s/ Todd Molz
Name: Todd Molz Title: Authorized Signatory
By:	/s/ Emily Alexander
Name: Emily Alexander Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.
By:	OCM Holdings I, LLC Its: General Partner
By:	/s/ Todd Molz
Name: Todd Molz Title: Vice President and Secretary
By:	/s/ Emily Alexander
Name: Emily Alexander Title: Vice President and Assistant Secretary

OCM HOLDINGS I, LLC
By:	/s/ Todd Molz
Name: Todd Molz Title: Vice President and Secretary
By:	/s/ Emily Alexander
Name: Emily Alexander Title: Vice President and Assistant Secretary

CUSIP No. G98108 106	Page 27 of 27 Pages

SCHEDULE 13D

OAKTREE HOLDINGS, LLC
By:	Oaktree Capital Group, LLC Its: Managing Member
By:	/s/ Todd Molz
Name: Todd Molz Title: Senior Vice President and Secretary
By:	/s/ Emily Alexander
Name: Emily Alexander Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP, LLC
By:	/s/ Todd Molz
Name: Todd Molz Title: Vice President and Secretary
By:	/s/ Emily Alexander
Name: Emily Alexander Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS, L.P.
By:	Oaktree Capital Group Holdings GP, LLC Its: General Partner
By:	/s/ Todd Molz
Name: Todd Molz Title: Managing Director General Counsel
By:	/s/ Emily Alexander
Name: Emily Alexander Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC
By:	/s/ Todd Molz
Name: Todd Molz Title: Managing Director General Counsel
By:	/s/ Emily Alexander
Name: Emily Alexander Title: Senior Vice President